Exhibit 11.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement of United News International, Inc. (f/k/a NewsBeat Social, Inc.) (the “Company”) on Post-Effective Amendment No. 2 to Form 1-A (File No. 024-10529) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 1, 2017 with respect to our audits of the consolidated financial statements of United News International, Inc. and Subsidiary (f/k/a NewsBeat Social, Inc.) as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading "Experts" in such Offering Circular.

/s/ Marcum LLP

Marcum LLP

New York, NY

May 12, 2017